UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER

SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-34850

Primo Water Corporation(1)

(Exact name of registrant as specified in its charter)

101 North Cherry Street, Suite 501, Winston-Salem, NC 27101

(336) 331-4000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: One (1)

(1)

On May 18, 2017, Primo Water Operations, Inc. (formerly “Primo Water Corporation”) (the “Predecessor”) completed a holding company reorganization in which it merged (the “Merger”) with New PW Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Primo Water Corporation (formerly “New PW Holdco, Inc.”) (the “Company”), as contemplated by the Agreement and Plan of Merger, dated as of May 18, 2017, by and among the Predecessor, the Company and Merger Sub. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Predecessor, which is now a wholly-owned subsidiary of the Company, under the Exchange Act, and does not affect the reporting obligations of the Company, which is the successor to the Predecessor under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Primo Water Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: May 19, 2017	By:	/s/ Mark Castaneda
Mark Castaneda
Chief Financial Officer of Primo Water Corporation